Exhibit 99.8

Dear Connected Care Colleagues,

I am excited to share with you that we signed an agreement with BioTelemetry to expand our global leadership in patient care management solutions for the hospital and the home. The acquisition is a strong fit with Philips’ strategy to transform the delivery of healthcare: combination of Philips’ leading patient care management position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital. Together we will become the global leader in patient care management solutions for the hospital and the home.

BioTelemetry was founded in 1994 and its team of approximately 1,900 employees are annually monitoring over one million cardiac patients remotely, resulting in a 2019 sales of USD 439 million. Today, the Company provides wearable monitors, AI-based data analytics and services for cardiac care and clinical research sectors. BioTelemetry’s employees are based around the world, with headquarters outside Philadelphia (in Malvern, PA). Here is a link to the press release we shared today insert link to PR here.

Why is Philips strategically interested in adding BioTelemetry to our portfolio?

Our Strategy to Win by Connecting Care is designed to help broaden the reach and deepen the impact of healthcare with solutions that leverage and unite devices, data, technology and most importantly, people across true networks of care to deliver on the quadruple aim. The acquisition of BioTelemetry will further in expand and strengthen Philips’ position to support clinicians, providers and payers in patient care management, especially through their portfolio of wearable sensors, AI data analytics and services platform. It builds on the trend of providing care anytime, anywhere which was further strengthened in these challenging COVID times.

Tell me more about BioTelemetry…

As a leader in wearable cardiac diagnostic monitoring, BioTelemetry focuses on the diagnosis and monitoring of heart rhythm disorders. The company’s offering in this area - which represent 85% of the company sales - comprises solutions for cardiac diagnostics and hospital- to-home monitoring through wearable sensors and AI-based data analytics and services. With over 30,000 unique referring physicians per month, BioTelemetry provides cardiac monitoring and reporting services for over one million patients per year. Additionally, BioTelemetry has a nascent clinical trials testing service for research. Leveraging our collective expertise, we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.

Where will BioTelemetry fit organizationally into Philips?

Once BioTelemetry is a part of Philips at the close of the transaction, it will form a new business in the Connected Care cluster, reporting directly to me. I will share more details on the new business at the close.

When will the transaction close and what is the plan to integrate BioTelemetry into Philips?

BioTelemetry is a publicly traded company. With this, Philips has tendered an offer to acquire all the issued and outstanding shares of BioTelemetry. The board of directors of BioTelemetry has approved the transaction and the next step is to recommend the offer to its shareholders. This process, including customary closing conditions and certain regulatory clearances, can take several weeks and we anticipate the transaction will close in the first quarter of 2021.

Who will lead the integration of BioTelemetry into Philips?

To help guide the process of integration at close, we have appointed Nick Wilson to serve as the Business Integration Leader (BIL) for the transition. In time, Nick will form an Integration Management office (IMO) to bring our two organizations together. More to come at the close!

Is there overlap between the BioTelemetry solutions / offerings and Philips?

BioTelemetry’s leading remote cardiac monitoring portfolio for the home is highly complementary to Philips’ integrated patient care management portfolio comprising real-time monitoring, therapeutic devices, telehealth and informatics in the hospital, as well as Philips’ cardiac care portfolio. The combination of Philips and BioTelemetry is expected to accelerate Philips’ sales growth in remote patient monitoring across care settings driven by channel cross- selling, geo expansion and portfolio and innovation.

Why are we acquiring BioTelemetry in the midst of COVID-19?

As we are all acutely aware, COVID-19 has acted as catalyst to the much-needed transformation of delivery of the healthcare system in the hospital and in the home. Our customers are now asking for and embracing more digital and disruptive innovation, such as care management and telehealth to drive better outcomes across care settings. BioTelemetry leadership in the ambulatory cardiac monitoring space will strengthen Philips’ offering and accelerate the development of a scalable out-of-hospital monitoring services. Leveraging our collective expertise, we will be in an optimal position to address the key healthcare need of extending patient care in and beyond the hospital care setting, at a time when telehealth and virtual care are becoming the standard in improving care across the health continuum.

Who will sell and support the BioTelemetry offering?

As part of the integration, we will have a commercial and services team who will evaluate the offerings and identify cross-selling synergies to be deployed as soon as possible in alignment with the markets. There is an important global opportunity to unlock. Post-close, the sales teams will stay within their current organizations and there will be critical alignment between BioTelemetry and the Connected Care business, markets and functions. We will evaluate our channel partners, our go-to-market model and sales teams to not only strategize on how to leverage each other’s strengths and growth opportunities, but to also immediately address any overlap within the organizations. We anticipate that the BioTelemetry service organization, processes and systems will remain as they are today at the close of the transaction with Philips, to allow for the continued focus on BioTelemetry platform and customers. In time with the integration, we will transition to the Philips structure, processes and systems.

Can I share this news over social media?

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

When will we learn more?

I welcome you to join the Global Townhall later today to Thank You for 2020 and further elaborate on this very exciting news. In early 2021, we will hold further team town halls and calls to share additional details. In the meantime, if you have any questions, please reach out to us at: ConnectedCare@Philips.com.

What a better way than closing this year through this major investment in the future of Connected Care! I look forward to welcoming the BioTelemetry team to Philips! I wish you happy holidays and look forward to an exciting 2021!

Roy Jakobs

Chief Business Leader Connected Care

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

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